Exhibit 99.1

CELLEBRITE ANNOUNCES RESULTS OF COMPLETED REDEMPTION OF ALL OUTSTANDING WARRANTS

TYSONS CORNER, Va. and PETAH TIKVA, Israel, September 18, 2024 (GLOBE NEWSWIRE) – Cellebrite DI Ltd. (Nasdaq: CLBT) (“Cellebrite,” the “Company” or “we”), a global leader in premier Digital Investigative solutions for the public and private sectors, announced today the results of the completed redemption (the “Redemption”) of its Warrants (as defined below) to purchase ordinary shares of the Company (the “Ordinary Shares”).

On August 15, 2024, the Company announced that it will redeem all of its Warrants that remain outstanding at 5:00 p.m. New York City time on September 16, 2024 (the “Redemption Date”) for a redemption price of $0.10 per Warrant.

The Warrants include (i) the outstanding public warrants to purchase Ordinary Shares (the “Public Warrants”) issued pursuant to that certain Assignment, Assumption and Amended and Restated Warrant Agreement, dated on August 30, 2021 (the “Warrant Agreement”), between the Company and Equiniti Trust Company, LLC (as successor to American Stock Transfer & Trust Company, LLC), which were originally issued by TWC Tech Holdings II Corp. (“TWC”) in connection with its initial public offering and subsequently assumed by the Company and converted into warrants to purchase Ordinary Shares of the Company as a result of the Company’s business combination with TWC which was consummated on August 30, 2021 (the “Business Combination”), and (ii) the outstanding private placement warrants to purchase Ordinary Shares (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) originally issued by TWC in a private placement transaction under the Private Placement Warrants Purchase Agreement, dated as of September 10, 2020, by and between TWC and TWC Tech Holdings II, LLC, and converted into warrants to purchase Ordinary Shares of the Company as a result of the Business Combination, on the same terms as the outstanding Public Warrants.

Of the 19,999,449 Public Warrants that were outstanding as of August 15, 2024, 4,645 Public Warrants were exercised for cash at an exercise price of $11.50 per Ordinary Share in exchange for an aggregate of 4,645 Ordinary Shares and 19,878,580 Public Warrants were exercised on a cashless basis in exchange for an aggregate of 6,798,440 Ordinary Shares. The Public Warrants that were exercised represented 99.4% of the outstanding Public Warrants in the aggregate. A total of 116,224 Public Warrants remained unexercised as of the Redemption Date, and the Company redeemed those Public Warrants for an aggregate redemption price of $11,622.40. Following the Redemption Date, the Company had no Public Warrants outstanding.

Of the 9,666,667 Private Placement Warrants that were outstanding as of August 15, 2024, the Company received a notice of exercise with respect to all of the Private Placement Warrants, to be exercised on a cashless basis in exchange for an aggregate of 3,306,000 Ordinary Shares. The holder of the Private Placement Warrants did not benefit from the ruling obtained by the Company from the Israeli Tax Authority ("ITA") with respect to cashless exercises by holders of Public Warrants as described in the Company’s previously issued notice of redemption and, therefore, the Company has granted such holder until February 25, 2025 (the “Outside Date”) to obtain an exemption from withholding tax from the ITA. The number of Ordinary Shares issuable upon exercise of the Private Placement Warrants is not subject to change or adjustment. The Ordinary Shares will not be issued until the earlier of such exemption being obtained and the Outside Date.

In connection with the Redemption, the Public Warrants stopped trading on the Nasdaq Global Select Market (“Nasdaq”) and have been delisted. The Redemption had no effect on the trading of the Company’s Ordinary Shares, which continue to trade on Nasdaq under the ticker symbol “CLBT.”

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Ordinary Shares, or any other securities, nor will there be any sale of the Warrants, the Ordinary Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigative platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on X at @Cellebrite.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Media

Victor Cooper
Sr. Director of Corporate Communications + Content Operations
Victor.cooper@cellebrite.com
+1 404.804.5910

Investor Relations

Andrew Kramer
Vice President, Investor Relations
investors@cellebrite.com
+1 973.206.7760